Exhibit (a)(5)(iv)

Memorandum

Date:	February 5, 2018
To:	Amgen Board of Directors and Executive Officers
From:	Jonathan P. Graham
Subject:	Trading Restrictions

As you are aware, the Company has launched a modified Dutch auction tender offer to purchase up to $10 billion of its common stock that is expected to expire at 12:00 midnight, Eastern Standard Time, at the end of Monday, March 5, 2018, unless extended.

We wanted to remind you of the importance of pre-clearing all stock transactions during the next few months. Due to the tender offer and our scheduled first quarter trading blackout period there will be prohibitions and/or limitations on your ability to buy or sell Amgen shares or exercise Amgen stock options.

Until the completion of the tender offer (and for ten business days thereafter), you may not purchase any Amgen stock or exercise any Amgen stock options. In addition, while like other stockholders you may receive tender offer materials instructing you how to tender/sell Amgen stock in the tender offer transaction, you should not tender/sell any Amgen stock in the tender offer.

Please contact me at (XXX) XXX-XXX or XXXXXX XXXXXXXX at (XXX) XXX-XXXX should you have any questions.